September 9, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Larry Spirgel

Re:	Strategic Global Investment, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed August 26, 2015

File No. 024-10470

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2015 to Mr. Andrew Fellner, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Offering Statement on Form 1-A (“Amendment No. 1”), which was filed with the Commission on August 26, 2015.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 2 to the Offering Statement (the “Amendment No. 2”) which has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment 2, except as otherwise noted. We are also providing to the Staff under separate cover, a courtesy package consisting of four (4) copies of Amendment No. 2, which have been marked to show changes from the Offering Statement.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

September 9, 2015

Our Business, page 1

2. We note your response to comment 2. Please amend your filing to reflect your assertion that your principal place of business is in Carlsbad, CA. Currently, your disclosure exclusively highlights your operations in Mexico and does not provide additional information about your executive offices in Carlsbad.

Response: The Company has amended its description of its business as requested. See pages cover page, 1,2,3,14,15,16 and 17 of Amendment No. 2.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,

Warren J. Archer

Warren J. Archer

WJA/lk

Enclosures

cc:	Mr. William Mastrianna

Mr. Andrew Fellner